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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.      )*
                                           -----


                              Corixa Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   21887F100
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO. 21887F100                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          822,200
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          572,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      822,200

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------
  CUSIP NO. 21887F100                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America NT&SA


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          822,200
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          572,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      822,200

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1  (a)     Name of Issuer:                   Corixa Corporation

        (b)     Address of Issuer's               1124 Columbia Street
                Principal Executive               Suite 200
                Offices:                          Seattle, WA  98104



Item 2  (a)     Names of Person Filing:           BankAmerica Corporation
                                                    ("BAC")
                                                  Bank of America NT&SA
                                                    ("BANTSA")

        (b)     Address of Principal              (For BAC and BANTSA)
                Business Offices:                 555 California Street
                                                  San Francisco, CA  94104

        (c)     Citizenship:                      BAC is organized under the
                                                  laws of Delaware. BANTSA is a
                                                  national banking association
                                                  organized under the laws of
                                                  the United States.

        (d)     Title of Class of Securities:     Common Stock

        (e)     CUSIP Number:                     21887F100


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

        (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

        (b)  [X]  Bank as defined in Section 3(a)(6) of the Act

        (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

        (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss240.13d-1(b)(1)(ii)(F)

        (g)  [X]  Parent Holding Company, in accordance with ss240.13d-1(b)
                  (ii)(G) (Note:  See Item 7)

        (h)  [ ]  Group, in accordance with ss240.13d-1(b)(1)(ii)(H)



Item 4  Ownership*

        (a)  Amount Beneficially Owned:
                   BAC                                      822,200
                   BANTSA                                   822,200
                   BofA Capital Management, Inc.            324,100
                    ("BCM")**

        (b)  Percent of Class:
                   BAC                                         7.0%
                   BANTSA                                      7.0%
                   BCM                                         2.8%

        (c)  Number of shares as to which such person has:

             (i)   sole power to vote or direct the vote:
                   BAC                                            0
                   BANTSA                                         0
                   BCM                                            0

             (ii)  shared power to vote or direct the vote:
                   BAC                                      822,200
                   BANTSA                                   822,200
                   BCM                                      324,100

             (iii) sole power to dispose or direct the
                   disposition of:
                   BAC                                            0
                   BANTSA                                         0
                   BCM                                            0

             (iv)  shared power to dispose or direct the
                   disposition of:
                   BAC                                      572,200

------------------
* By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships.



** BCM is not a filing party because it is less than a 5% beneficial owner of the Issuer's stock.

                   BANTSA                                   572,200
                   BCM                                      324,100



Item 5  Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6  Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.


Item 7  Identification and Classification of the Subsidiaries Which
        Acquired the Security Being Reported on by the Parent Holding Company.

        See Item 2. BAC is a registered bank holding company. BANTSA is a bank as defined in Section 3(a)(6) of the Act. BCM is an investment adviser registered under the Investment Advisers Act of 1940. BANTSA is a wholly-owned subsidiary of BAC and BCM is a wholly-owned subsidiary of BANTSA.


Item 8  Identification and Classification of Members of the Group.

        Not Applicable.



Item 9  Notice of Dissolution of Group.

        Not Applicable.

Item 10 Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature
---------

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1998


        BANKAMERICA CORPORATION*

        BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*


*By:    /s/ VENRICE R. PALMER

        Venrice R. Palmer
        Senior Counsel of
        Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact (signing resolutions and powers of attorney are incorporated by reference to Schedule 13G Amendment #2 relating to Anaren Microwave, Inc.)

                                  EXHIBIT A
                                  ---------

                           Joint Filing Agreement
                           ----------------------


     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:   February 6, 1998

        BANKAMERICA CORPORATION*

        BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*



*By:    /s/ VENRICE R. PALMER

        Venrice R. Palmer
        Senior Counsel of
        Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact (signing resolutions and powers of attorney are incorporated by reference to Schedule 13G Amendment #2 relating to Anaren Microwave, Inc.)